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August 14, 2018

Re:	X Financial (CIK No. 0001725033) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on July 2, 2018

Confidential

Mr. Michael Clampitt

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt:

On behalf of our client, X Financial, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 6, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 2, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering and the Company plans to do the public filing in the week of August 20, 2018, subject to the Staff’s comments and among others, market conditions. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

August 14, 2018

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

*                                         *                                         *                                         *

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-16

1.              We note your response to comment 7 and object to your conclusion that the investor is your only customer under the direct model. Our objection is based upon the terms of your contracts with the borrowers. Please revise your registration statement and financial statements accordingly.

In response to the Staff’s comment, the Company has revised its registration statement and financial statements to have both the investor and the borrower as their customers under the direct model.

Note 4. Fair value of assets and liabilities, pages F-38 and F-72

2.              We note your response to comment 9. Please address the following:

•                  You state that your contractual obligation to ZhongAn is calculated as the lesser of (1) the contractual guarantee service fees you are entitled to collect from the borrowers for the loans facilitated during the current period on an aggregated basis; or (2) the principal amount of such loans facilitated during the period on an annualized basis multiplied by the pre-agreed Rate with ZhongAn. Tell us the circumstances in which the principal amount of such loans facilitated during the period on an annualized basis multiplied by the pre-agreed Rate with ZhongAn would ever be greater than or less than the contractual guarantee service fees you are entitled to collect from the borrowers for the loans facilitated during the current period on an aggregated basis;

The Company respectfully advises the Staff that the current arrangement (i.e. the New ZhongAn Model) of having a pre-agreed Rate is mainly designed to give ZhongAn more flexibility in adjusting the insurance premiums collected by the Company and ZhongAn from the borrowers, by having the Company charge and collect a portion of guarantee service fees (insurance premium) from the borrowers through a separate guarantee agreement while retaining the ability to adjust the Rate.

According to the circumstances of each quarter, the pre-agreed Rate is adjusted based on negotiations between ZhongAn and the Company. However the principal amount of loans facilitated during the period multiplied by the pre-agreed Rate cannot be greater than the contractual guarantee service fees entitled from the borrowers. The arrangement is designed such that ZhongAn bears substantially all the credit risk and the Company is essentially facilitating the guarantee arrangement between the borrower and ZhongAn. Therefore, there would be no circumstances in which the principal amount of loans facilitated during the period multiplied by the pre-agreed Rate would be greater than the contractual guarantee service fees entitled from the borrowers.

During 2017 and six months ended 2018, the principal amount of loans facilitated during any period on an annualized basis multiplied by the pre-agreed Rate with ZhongAn was either less than or equal to the contractual guarantee service fees entitled to collect from the borrowers for the loans facilitated during the relevant period on an aggregated basis.

August 14, 2018

•                  Disclose that the determination of the change in fair value of the financial guarantee derivative includes updated estimated net guarantee service fees to be collected for all outstanding loans, including those originated in prior periods and disclose where this is captured in the derivative guarantee liability at March 31, 2018;

In response to the Staff’s comment, the Company has updated its disclosures in page F-81 and page F-82.

The Company respectfully advises the Staff that for the three-months ended March 31, 2018, this adjustment amount for changes in estimated net guarantee service fee to be collected for outstanding loans facilitated in the prior period was not deemed to be material.

August 14, 2018

•                  For loans originated in prior periods, disclose the remaining estimated payment to ZhongAn based on the pre-agreed Cap and the revised estimated net guarantee service fee to be collected;

In response to the Staff’s comment, the Company has updated its disclosures in page F-43 and page F-82.

•                  Provide us with the journal entries you record at loan origination related to your guarantee contract accounted for as a guarantee liability; and

The Company respectfully advises the Staff that the journal entries recorded at loan origination related to the guarantee liability under the New ZhongAn Model are as follows:

DR: Fair value change related to financial guarantee derivative

CR: Financial guarantee derivative

This amount recorded at loan origination represents the amounts payable to ZhongAn based on the pre-agreed Cap offset by the estimated net guarantee service fees to be collected that are not subject to the estimated default or prepayment on a loan pool basis. On an individual loan basis, if the Company estimates there to be no default or prepayment risk of the borrower, there would be no loss booked at loan origination as it would be expected that all amounts payable to ZhongAn would be collected eventually from the borrower.

The Cap is always set at a rate less than the expected default rate of the borrower and hence any guarantee fees collected from the borrowers by the Company are essentially passed onto ZhongAn. Any guarantee fees that are not eventually collected would represent a loss in financial guarantee derivative at origination. Subsequently, the guarantee fees actually received from the borrower and actual compensation paid to ZhongAn increases and decreases the financial guarantee derivative respectively.

•                  Tell us the accounting literature that supports the offsetting of your contractual obligation to ZhongAn with guarantee services fees to be collected from your borrowers considering that they are unrelated parties.

August 14, 2018

The Company respectfully advises the Staff that under the New ZhongAn Model, borrowers are required to enter into a guarantee agreement and an insurance agreement with the Company and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre agreed rate. The three contracts are negotiated contemporaneously and in contemplation of each other and the purpose of each arrangement is ultimately to provide a guarantee to the investor origination the loan.

The Company could have structured the arrangement such that the borrower and ZhongAn contracted amongst themselves for the full guarantee with the Company separately entering into another agreement with ZhongAn protecting ZhongAn from losing a portion of the guarantee fee as a result of the default or prepayment risk of the borrower. However, the Company and ZhongAn entered into two separate arrangements with the borrower. Neither of the parties can exist without the other and hence the borrower and the investor would be indifferent as to whether the arrangement would / would not involve the Company. Furthermore, the risk to the investor is not impacted by whether the Company collects a portion of the guarantee fee from the borrower because ZhongAn has provided a full guarantee to the investor.

Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and the Company, but the Company’s contractual obligation at any time is limited to a Cap, which is set at the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre agreed with ZhongAn (the ‘‘Rate’’). Although the borrower pays two types of service fees under two agreements to two parties, the fees are ultimately passed on to ZhongAn to be used for compensating the investors given that the Cap is always lower than the estimated default rate.

By having the Company directly provide the guarantee to the borrower, it has the ability to efficiently adjust the guarantee fee/premiums charged to the borrowers as opposed to ZhongAn by fully providing for the guarantee. As noted above, the Company has entered into such arrangement for the benefit of ZhongAn, Therefore, the substance of this arrangement is that the Company is facilitating the guarantee arrangement between the borrower and ZhongAn and thus ZhongAn ultimately bears substantially all of the credit risk.

Alternatively, the arrangement could have been designed in the same way as for Xiaoying Preferred Loans, (i.e. to have only one agreement between the borrower and the insurance company with all the insurance fees charged under that one agreement with the Company separately compensate ZhongAn from the loss in guarantee fees as a result from default and prepayment) however this would not allow ZhongAn to have greater flexibility in adjusting the insurance premiums collected by the Company and ZhongAn from the borrowers.

Given that the Company’s exposure is limited to contractual guarantee service fees that cannot be collected due to the borrowers’ default and prepayment risk, the Company concluded that the substance of each arrangement is a derivative which exposes the Company to variability in the contractual guarantee fee that is actually collected. The Company believes it is more representationally faithful to present this exposure on a net basis.

As responded to comment #19 of the comment letter dated May 24, 2018, this arrangement meets the definition of a credit derivative under ASC 815-10-15-83 but does not qualify for scope exception under ASC 815-10-15-58 to be accounted for as a guarantee liability. As established in ASC Topic 815-10-05-4, an entity is required “to recognize derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the statement of financial position and measure them at fair value”. ASC 815-10-25-1 also states that “An entity shall recognize all of its derivative instruments in its statement of financial position as either assets or liabilities depending on the rights or obligations under the contracts [emphasis added]”. Following such guidance, the Company accounts for its net exposure under the arrangement at fair value in the consolidated balance sheet as a liability, which represents the Company’s net contractual obligation to ZhongAn offsetting by the guarantee service fees to be collected from the borrowers.

August 14, 2018

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Yue (Justin) Tang, Chief Executive Officer

Mr. Jie (Kevin) Zhang, Chief Financial Officer

X Financial

Ms. Dan Ouyang, Esq.

Mr. Weiheng Chen, Esq.

Mr. Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmastu Certified Public Accountants LLP